SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Calamos Asset Management, Inc.

(Name of Subject Company)

Calamos Asset Management, Inc.

(Name of Person(s) Filing Statement)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12811R104

(CUSIP Number of Class of Securities)

J. Christopher Jackson

Sr. Vice President and General Counsel

Calamos Asset Management, Inc.

2020 Calamos Court

Naperville, Illinois 60563

(630) 245-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

John T. Blatchford

Christopher G. Barrett

Vedder Price P.C.

222 North LaSalle Street

Chicago, IL 60601

(312) 609-7500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Calamos Asset Management, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on January 19, 2017 (as previously amended and as may be further amended or supplemented from time to time, the “Schedule 14D-9”) relating to the offer by CPCM Acquisition, Inc., a Delaware corporation (the “Offeror”), a wholly owned subsidiary of Calamos Partners, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of Class A Common Stock of the Company pursuant to, and subject to the terms and conditions set forth in, the Offer to Purchase of the Offeror and Parent, dated as of January 18, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are included as Exhibits (a)(1)(i) and (a)(1)(ii) to the Tender Offer Statement on Schedule TO of the Acquiror Group (as defined below) as filed with the Commission on January 18, 2017, as amended or supplemented from time to time. Offeror, Parent, John P. Calamos, Sr., the Founder, Chairman of the Board and Global Chief Investment Officer of the Company who controls the Parent, and John S. Koudounis, the Chief Executive Officer of the Company, are sometimes referred to herein collectively as the “Acquiror Group.”

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION

“ITEM 8. ADDITIONAL INFORMATION” is supplemented by adding a new subpart “(l) Expiration of the Offer; Completion of Merger” as follows:

“Expiration of the Offer; Completion of Merger. The Offer expired at 11:59 p.m., New York City time, on February 17, 2017 (the “Expiration Time”). As of the Expiration Time, 6,022,875 Shares (not including Shares tendered by notice of guaranteed delivery) were validly tendered and not properly withdrawn pursuant to the Offer. Excluding Shares tendered pursuant to the guaranteed delivery procedures, approximately 29.3% of the total Shares issued and outstanding were tendered into and not properly withdrawn from the Offer.

All conditions to acceptance of and payment for Shares validly tendered into and not properly withdrawn from the Offer were satisfied or, with respect to the appraisal rights condition and as previously disclosed by the Offeror, waived. Accordingly, pursuant to the Merger Agreement, on February 18, 2017, Offeror irrevocably accepted for payment all Shares validly tendered into and not properly withdrawn from the Offer prior to the Expiration Time, and payment of the Offer Price for such Shares will be made promptly by the depositary for the Offer.

On February 21, 2017 and in accordance with the Merger Agreement, the Offeror merged with and into the Company, and the Company became a wholly owned subsidiary of Parent. The Merger was effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware pursuant to which no stockholder vote was required to consummate the Merger. At the effective time of the Merger, all remaining Shares not tendered into the Offer, other than Shares held in the treasury of the Company, or owned by Offeror and its affiliates or Shares for which appraisal was properly sought, were automatically converted into the right to receive $8.25 in cash, which is the same price that was paid in the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CALAMOS ASSET MANAGEMENT, INC.

By:	/s/ J. Christopher Jackson
Name:	J. Christopher Jackson
Title:	Senior Vice President and General Counsel

February 21, 2017

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